P&O

Established 1837

The Peninsular and Oriental Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA



82-2083

28 September 2004



Dear Sirs

**P&O FERRIES: OUTCOME OF REVIEW**

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

Sylvia Freeman
**Company Secretariat**



enc

dw 10/4

28 September 2004

**FERRIES: OUTCOME OF REVIEW**

P&O announces today the conclusions of its fundamental business review of P&O Ferries. The review has been the most detailed and wide-ranging ever undertaken of the operation of the business. The outcome, which includes a number of proposals which are subject to employee consultation and other approvals, is expected to benefit the operating result by £55 million a year.

The central conclusion of the review is that there will be a fundamental change in both the product that is offered to customers and the cost base of the business. P&O Ferries proposes to reduce the number of ships it operates from 31 to 23 and to close four of its 13 routes. The proposals could result in a reduction of approximately 1,200 jobs and the transfer of a further 350 jobs.

Freight accounts for half of P&O Ferries' net revenue and the market has been growing at 6% a year. A new freight product is to be introduced that will:

- be competitively priced;
- give customers rapid loading and short waiting times;
- be based on new key account management systems; and
- continue to give drivers excellent meals, amenities and service on board.

Tourist traffic, including on board spend, accounts for the other half of total net revenue. It continues to be of key importance to the overall business but the market has been adversely affected by fewer day trips and the expansion of the low cost airlines. Nevertheless, there is a continuing opportunity particularly in relation to

short break and long stay travellers. Focusing on these segments of the market, P&O Ferries' new tourist product will:

- offer clear and consistent pricing with an improved website;
- provide value for money;
- offer an enhanced on board experience;
- continue to give passengers a range of high quality refreshment options; and
- provide new and attractive on board purchasing opportunities.

Separately, major changes are proposed to the cost base of the business. The main ones are as follows:

- the closure of all Western Channel routes except Portsmouth to Bilbao. The number of ships operated will be reduced from six to one. One of the surplus ships will be redeployed elsewhere, one will be redelivered to the owner and three will be chartered out, two to Brittany Ferries under the terms of a Memorandum of Understanding executed today and the other subject to ongoing discussions with third parties;
- on the Short Sea, six ships will be operated compared to seven at present but, through rescheduling, service frequency and capacity in peak periods will be unchanged;
- new, more flexible manning arrangements and changes in work practices are proposed. Safety and reliability remain paramount and the proposals have been agreed with the Maritime and Coastguard Agency; and
- significant savings in procurement and other areas have been identified. Possible outsourcing of fleet management is also under active consideration.

These proposals would reduce the cash operating costs of the business by over £100 million or 20%. After allowing for the anticipated loss of net revenue from the routes being closed, and a reduction in depreciation charges (as explained below), the benefit to the operating result is estimated to be £55 million a year. The cost of

implementing the proposals would be approximately £60 million. Most of the savings are expected to be achieved by mid-2005 and the remainder by early 2006.

As previously announced, the review has also considered the carrying value of P&O Ferries' assets. Goodwill of £108 million will be written off and it is expected that there will be write downs and impairment charges against other assets of £72 million. This will result in a reduction of £13 million in the annual depreciation and amortisation charge. Including the provision of £60 million for the cost of implementing the savings, the total exceptional charge arising from the review is expected to be approximately £240 million.

Commenting on the announcement, P&O Chief Executive Robert Woods said: "I am determined to see a major improvement in the profitability of P&O Ferries. What we are announcing today will enable us to have a simplified, customer focused product operated on fewer routes with fewer ships and a substantially lower, more flexible cost base.

"Whilst we greatly regret the possible job losses, we are convinced that what we are proposing is the best way forward for the long term prosperity of the business."

*A presentation for analysts and investors will be held at 9:30am today at the British Bankers' Association, Pinners Hall, 105-108 Old Broad Street, London EC2N. This presentation with accompanying audio will be webcast live on the Group website www.pogroup.com. Details can be found in the Investor section. An interview with Robert Woods, Chief Executive, in video/audio and text will be available from 8:30am today on www.pogroup.com and on www.cantos.com.*

Further information: Peter Smith, Director, Communications and Strategy
Tel: +44 (0)20 7930 4343

**Notes to editors:**

1. P&O announced at the time of its Preliminary Results on 4 March 2004 that a wide-ranging business review was underway looking at the overall market and all aspects of the business.

2. Subject to employee consultation, the following fleet changes are proposed:

   - Western Channel (six ships reduced to one; three out of four routes closed)
     - Pride of Cherbourg to be laid up or chartered out until mid-2007 when its charter expires;
     - Cherbourg Express to replace the Superstar Express on the Northern Corridor of the Irish Sea;
     - Caen Express to be redelivered to its owners on expiry of the current charter in October 2004; and
     - Pride of Portsmouth and Pride of Le Havre to be chartered out to Brittany Ferries with their crew and related shore staff, subject inter alia to contract and regulatory approval.

   - Short Sea (eight ships, including one laid up, reduced to six; no route closures)
     - Pride of Provence to be sold;
     - Pride of Aquitaine to be redelivered at end of charter (end 2005); and
     - European Seaway, currently laid up, to be returned to service.

   - Irish Sea (seven ships reduced to six; four routes reduced to three)
     - Superstar Express is being redelivered to the owners, having reached the end of charter and replaced by Cherbourg Express; and
     - European Diplomat to replace Bore Mari on the North Sea.

   - North Sea (no ship reductions or route closures)
     - Bore Mari to be redelivered at end of charter (end 2004) and replaced by European Diplomat.

3. The implications of the Western Channel proposals for holders of P&O concessionary stock are under consideration. Stockholders will be informed shortly.

4. In 2003, P&O Ferries reported an EBITDA of £57.1 million and operating loss of £0.2 million before reorganisation and impairment charges of £39.8 million (2002 £86.2 million EBITDA and £30.2 million operating profit before reorganisation and impairment charges of £16.5 million) with net operating assets of £632.9 million (2002 £627.1 million). In the first half of 2004 it reported a loss of £25.1 million (2003 £19.9 million loss). P&O Ferries currently has 6,130 employees of which 3,640 are sea staff and 2,490 are shore staff.

(ends)